BB

05037706

AA 3-8-2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1022 Valley Forge Road
(No. and Street)

King of Prussia, PA 19406
(City) (State) (Zip Code)

RECD S.E.C. FEB 28 2005 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward M. McLean 610-783-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hege Kramer Connell Murphy & Goldkamp, P.C.
(Name – *if individual, state last, first, middle name*)

200 Gibraltar Road, Suite 129, Horsham, PA 19044
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TL 3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward M. McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2005

Signature

Financial Operations Officer/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC SECURITIES, INC.

Financial Statements
With Supplementary Information

December 31, 2004

(With Independent Auditors' Report Thereon)

VFIC SECURITIES, INC.

Table of Contents

December 31, 2004

HKCMG HEGE KRAMER CONNELL MURPHY & GOLDKAMP, P.C.
Certified Public Accountants

North Point Office Center
200 Gibraltar Road, Suite 129
Horsham, PA 19044-2380

Phone (215) 672-6404
Fax (215) 672-6775
www.HKCMG.com

Independent Auditors' Report

The Board of Directors
VFIC Securities, Inc.:

We have audited the accompanying balance sheet of VFIC Securities, Inc. as of December 31, 2004 and the related statements of income and retained earnings, comprehensive income and changes in accumulated other comprehensive income, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Horsham, PA
February 8, 2005

VFIC SECURITIES, INC.

Balance Sheet

December 31, 2004

Assets

Current assets:		
Cash and cash equivalents	$	55,547
Accounts receivable - commissions		17,945
Prepaid insurance		8,707
Total current assets		82,199
Other assets:		
Investment		5,045
Total assets	$	87,244

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable to affiliate	$	38,818
Accrued income taxes		3,480
Other accrued liabilities		3,597
Total current liabilities		45,895
Stockholders' equity:		
Capital stock, no par value; authorized, 100,000 shares; issued and outstanding, 100 shares		15,000
Retained earnings		27,804
Accumulated other comprehensive income (loss):		
Unrealized loss on investment		(1,455)
Total stockholders' equity		41,349
Total liabilities and stockholders' equity	$	87,244

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Income and Retained Earnings

Year Ended December 31, 2004

Gross commissions earned	$ 552,244
Management fees	25,000
Interest	467
	577,711
General and administration expenses:	
Broker dealer fees	11,190
Dues and licenses	3,825
Employee benefits	37,230
Insurance	13,170
Maintenance expense	27
Management fee	300,353
Office expenses	6,342
Professional fees	9,162
Rent	20,004
Salaries	130,248
Selling	6,207
Supplies	4,484
Telecommunication	4,882
Travel and entertainment	5,851
	552,975
Loss before income taxes	24,736
Income taxes	7,204
Net income	17,532
Retained earnings:	
Beginning of year	10,272
End of year	$ 27,804

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statements of Comprehensive Income and Changes in Accumulated Other Comprehensive Income

Year Ended December 31, 2004

Comprehensive income:		
Net income	$	17,532
Other comprehensive income (loss):		
Unrealized loss on investments		(1,455)
Comprehensive income	$	18,987
Changes in accumulated other comprehensive income:		
Beginning of year	$	-
Other comprehensive loss		(1,455)
End of year	$	(1,455)

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities:		
Net income	$	17,532
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in assets:		
Accounts receivable		490
Prepaid insurance		883
Prepaid taxes		3,310
Increase (decrease) in liabilities:		
Accounts payable to affiliate		(279)
Accrued liabilities		(6,782)
Accrued income taxes		3,480
Net cash provided by operating activities		18,634
Net increase in cash and cash equivalents		18,634
Cash and cash equivalents:		
Beginning of year		36,913
End of year	$	55,547

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to General Creditors

Year Ended December 31, 2004

There were no liabilities subordinated to general creditors outstanding as of December 31, 2004 or during the year then ended.

VFIC SECURITIES, INC.

Notes to Financial Statements

December 31, 2004

(1) Description of Business

The Company is a broker-dealer which receives commissions from investment transactions in mutual funds and private equity securities. The majority of the Company's customers are located in the Northeast section of the United States. The Company is controlled by one shareholder.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

The Company's cash balance occasionally exceeds the federal deposit insurance limits of $100,000 during the year.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) Investment

The investment at December 31, 2004 is comprised of 500 shares of common stock in the National Association of Security Dealers, Inc. The investment is carried at market value.

The investment is classified as an Available-for-Sale security and, accordingly, the related unrealized gain or loss is presented as a separate component of stockholders' equity.

(4) Related Party Transactions

The Company pays a management fee to Valley Forge Investment Consultants, Inc. (VFIC) for payroll and other management services provided to the Company by VFIC. The management fee for 2004 amounted to $300,353. In addition, Valley Forge Financial Group, Inc. (VFFG) allocates costs to the Company including salary, employee benefits, insurance and occupancy expenses. Rental expense, which amounted to $20,004 in 2004, is paid to an entity controlled by VFFG's controlling shareholder. At December 31, 2004, accounts payable to VFIC were $38,818.

In 2004, the Company received placement fees from three entities controlled by VFIC of $21,353 which is included in gross commissions, and a management fee from VFIC of $25,000.

(5) Retirement Plan

Eligible employees participate in a 401(k) Savings Plan which provides for contributions at the option of the Company. The Company contributed $2,734 to the Plan in 2004.

(6) Income Taxes

Income taxes for 2004 are comprised as follows:

Federal	$	5,433
State		1,771
	$	7,204

The Company has utilized federal and state net operating loss carryforwards of $9,665 and $12,862, respectively, in 2004.

Schedule I

VFIC SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital	$	41,349
Nonallowable assets:		
Prepaid expenses		(8,707)
Haircut on investments (15%)		(757)
Net capital	$	31,885
Aggregate indebtedness:		
Accounts payable	$	38,818
Accrued liabilities		7,077
Total aggregate indebtedness	$	45,895
Computation of Basic Net Capital Requirement:		
Minimum net capital required (computed amount $3,060)	$	5,000
Excess net capital at 1,500 percent	$	28,825
Excess net capital at 1,000 percent	$	27,295
Ratio: Aggregate indebtedness to net capital		1.44 to 1

VFIC SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from this requirement at December 31, 2004 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2004. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safekeep customer securities.

VFIC SECURITIES, INC.

Reconciliation of the Audited Computation of Net Capital and the Unaudited Computation Under Part IIA

December 31, 2004

Item		As per original Part IIA Quarterly 17a-5(a)	As per Audited Report	Difference	Explanation
Total ownership equity from Statement of financial condition	$	50,007	41,349	(7,203)	Increase in expenses
				(1,455)	Adjustment of investment to market
Nonallowable assets:					
Investment:					
Adjustment to market		(1,455)	-	1,455	Unrealized loss on investment
Haircut		(757)	(757)	-	
Prepaid expenses		(12,431)	(8,707)	3,724	Decrease in prepaid taxes
10. Net capital		35,364	31,885	5,179	
Computation of basic net capital requirement					
11. Minimum net capital required (6-2/3% of line 19)		2,827	3,060		
12. Minimum dollar net capital in accordance with Note A		5,000	5,000		
13. Net capital requirement (greater of 11 or 12)		5,000	5,000		
14. Excess net capital (line 10 less 13)		30,364	26,885	(3,479)	Increase in accrued liabilities
15. Excess net capital at 1000% (line 10 less 10% of line 19)		31,122	27,295		
Computation of aggregate indebtedness					
16. Total A. I. liabilities from statement of financial condition		42,416	45,895		
17. Additions		-	-		
19. Total aggregate indebtedness	$	42,416	45,895		
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		1.199%	1.439%		

HKCMG HEGE KRAMER CONNELL MURPHY & GOLDKAMP, P.C.
Certified Public Accountants

North Point Office Center
200 Gibraltar Road, Suite 129
Horsham, PA 19044-2380

Phone (215) 672-6404
Fax (215) 672-6775
www.HKCMG.com

Report on Internal Control

Board of Directors
VFIC Securities, Inc.:

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Hege Kramer Connell Murphy & Goldkamp, PC

Horsham, PA

February 8, 2005